Exhibit 99.1

ZK International Announces Gross Profit Increase of 44.6% Driven by Record
Revenue of $26.6 Million for the Fiscal First Half of 2018

WENZHOU, China, September 18, 2018 /PRNewswire/ -- ZK International Group Co., Ltd. (NASDAQ: ZKIN) (“ZKIN”, “ZK International” or the “Company”), a designer, engineer, manufacturer, and supplier of patented high-performance stainless steel and carbon steel pipe products that require sophisticated water or gas pipeline systems, today announced its financial results for the fiscal first six months ended March 31, 2018.

Financial Highlights for the Fiscal Six Months Ended March 31, 2018:

•	Revenue increased 29.2% year-over-year to $26.6 million as compared to $20.6 million;
•	Gross profit increased 44.6% year-over-year to $8.6 million as compared to $5.9 million;
•	Gross profit margin increased to 32.4% as compared to 29% for the same period in the year prior;
•	Comprehensive net income attributable to ZK International increased 80.04% to $3.82 million;
•	Net income increased 29.3% year-over-year to $3.6 million as compared to $2.8 million;
•	Earnings per share for the fiscal first half of 2018 was $0.29, based on 13,175,841 shares total outstanding as of the fiscal period.

Mr. Jiancong Huang, Chairman of ZK International, commented, “During the fiscal first six months of 2018 we focused on growth and investment. We have not only successfully increased our manufacturing capacity, but also significantly bolstered our sales and marketing capabilities. In doing so, we increased top and bottom line approximately 29% year-over-year, largely driven by new contracts, growth internationally, and new service offerings. Our increased capacity has allowed the Company to meet the demand of the Chinese government to implement mandatory standards for water and gas infrastructure improvements.”

Mr. Huang continued, “As we continue to build our brand and cultivate new customer relationships, it is equally important that we remain forward thinkers and innovators. Our investment in research and development has yielded our company the opportunity to one day introduce the Intelligent Piping System to the market which combines revolutionary new aspects to our industry such as the remote water testing sensors and blockchain-based information distribution system. We will continue to invest in ourselves for not only growth today, but for years to come.”

Operational Highlights for Fiscal First Half of 2018:

•	Strategically focused on providing premium pipeline products and engineering and design solutions to water and gas pipe infrastructure sector that has seen increasing governmental investment to supply clean water and safe gas through stainless steel and carbon steel pipe network to accommodate fast paced urbanization of China. As a result of the market trend and sales network expansion, the revenue generated from sale of pipeline products and engineering and design solutions, which yields higher gross profit than the stainless steel coil business line, increased from 66.7% to 88.4% as a percentage of sales and thus gross profit margin increased from 29% to 32.4%.
•	Expanded business operations into the emerging multi-billion dollar metal pipe market located in Africa, initially targeting Uganda, one of the leading countries in East Africa, for its growth in the Oil and Gas sectors. ZK International is looking to expand its business operations in Uganda as it eyes the Ugandan government's oil and gas initiative to build a 1,445 KM pipeline from Lake Albert in Uganda to the Port of Tanga in Tanzania.
•	ZK International and its subsidiary, xSigma Corporation, have begun the implementation of its patent pending software and blockchain technologies into its manufacturing process and supply chain management system. In addition, the two companies are working together to develop remote water testing system that can test the quality of water that flows through the Company’s pipe using water testing sensors.

•	Increased sales force in retail piping division from 15 to 49 professionals in 37 cities and 16 provinces, which have allowed the Company to sell products directly to the interior design firms and home owners and build new customer relationships.

Significant Contracts in Fiscal First Half of 2018:

•	Selected as a major supplier during the annual bid with Changsha Water Group to supply stainless steel piping for the water supply infrastructure of Changsha, the capital and most populous city in Hunan Province. In November 2017, the municipal government of Changsha issued a regulation to immediately begin updating the existing water supply infrastructure pipeline to stainless steel.
•	After a 400% increase in orders year-over-year, ZK International renewed its contract with Towngas China Company Limited ("Towngas China"), one of the largest public utility providers in China and one of the largest suppliers of gas in Asia.
•	Signed agreement with Shenzhen Water Group Co., Ltd. in the amount of $3.0 million to deploy the Company's proprietary stainless steel pipes and fittings through the city's Community Pipeline Network Upgrade Program.
•	Entered into $1.2 million contract with The XingRong Group, one of the largest water treatment and supply companies in Western China, to supply approximately 280,000 meters of piping and 280,000 pipe fittings over the course of one year.

Financial Results for the Fiscal Six Months Ended March 31, 2018:

For the fiscal first half of 2018, revenue increased by 29.2% to $26.6 million as compared to $20.6 million during the fiscal first half of 2017. The increase in revenue is primarily attributable to the increase in capital expenditure by the government in China to build healthier and safer clean water supply infrastructure in urban areas. Additionally, the Company increased international sales in China by 61.5% during the fiscal first half of 2018 as compared to the same period in 2017.

Gross profit for the fiscal first half of 2018 increased 44.6% to $8.6 million as compared to $5.9 million during the fiscal first half of 2017. Gross profit margin increased to 32.4% for the fiscal first half of 2018 as compared to 29% for the fiscal first half of 2017. Gross profit margin increased primarily due to an increase in the Company’s sales of premium pipeline products and engineering and design solutions for client construction projects, which yield higher gross margin, increased from 66.7% to 88.4% as a percentage of sales year-over-year. During the fiscal first half of 2018 lower margin stainless steel coil product sales decreased from 33.3% to 11.6% as a percentage of sales year-over-year.

Operating expenses increased 82.8% year-over-year to $3.7 million as compared to $2.1 million year-over-year. The increase is mainly due to an increase in selling and marketing expense. The increase reflected higher Selling and Marketing Expenses related to the sales growth, increased general and administrative expenses ("G&A") and higher research and development ("R&D") costs. During the period, the Company increased its sales force by 227% from 15 to 49 professionals in 37 cities and 16 provinces throughout China to strategically target the consumer plumbing market. As a percentage of revenue, operating expenses were 14.1% in the fiscal first half of 2018, compared with 9.9% in the fiscal first half of 2017.

Income from operations increased 24.6% to $4.8 million in the fiscal first half of 2018 as compared with $3.9 million in the fiscal first half of 2017. As a percentage of revenue, income from operations was 18.3% during the fiscal first half of 2018 as compared to 18.9% in the 2017 for the same period the year prior.

Net income attributable to ZK International for the fiscal first half of 2018 totaled $3.6 million as compared to $2.9 million in the fiscal first half of 2017. Earnings per share for the fiscal first half of 2018 was $0.29, based on 13,175,841 shares total outstanding as of the fiscal period.

Comprehensive net income attributable to ZK International for the fiscal first half of 2018 increased 80.04% to $3.8 million as compared with $2.1 million in the fiscal first half of 2017. The increase was mainly due to the increase of net income and appreciation of Chinese Yuan against US Dollar which led to comprehensive gain on currency translation.

About ZK International Group Co., Ltd.

ZK International Group Co., Ltd. is a China-based designer, engineer, manufacturer, and supplier of patented high-performance stainless steel and carbon steel pipe products that require sophisticated water or gas pipeline systems. The Company owns 28 patents, 21 trademarks, 2 Technical Achievement Awards, and 10 National and Industry Standard Awards.  ZK International is preparing to capitalize on the $850 billion commitment made by the Chinese Government to improve the quality of water, which in its current supply state is 70% unfit for human contact.  ZK International is Quality Management System Certified (ISO9001), Environmental Management System Certified (ISO1401), and a National Industrial Stainless Steel Production Licensee that is focused on supplying steel piping for the multi-billion dollar industries of Gas and Water sectors.  ZK has supplied stainless steel pipelines for over 2,000 projects, including the Beijing National Airport, the "Water Cube" and "Bird's Nest", which were venues for the 2008 Beijing Olympics.  Emphasizing superior properties and durability of its steel piping, ZK International is providing a solution for the delivery of high quality, highly sustainable, environmentally sound drinkable water not only to the China market but to international markets such as Europe, East Asia, and Southeast Asia.

For more information please visit www.ZKInternationalGroup.com. Additionally, please follow the Company on Twitter, Facebook, YouTube, and Weibo. For further information on the Company's SEC filings please visit www.sec.gov.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate" or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict and many of which are beyond the control of ZK International.  Actual results may differ from those projected in the forward-looking statements due to risks and uncertainties, as well as other risk factors that are included in the Company’s filings with the U.S. Securities and Exchange Commission. Although ZK International believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized.  In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by ZK International or any other person that their objectives or plans will be achieved. ZK International does not undertake any obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Investor Contact:

KCSA Strategic Communications
Valter Pinto, Managing Director
PH: +1 (212) 896-1242
ZKInternational@KCSA.com

ZK International Group Co., Ltd. and Subsidiaries

Consolidated Statements of Income and Comprehensive Income (Loss)

For the Six Months Ended March 31, 2018 and 2017 (Unaudited)

	For the Six Months Ended March 31,
	2018	2017
Revenues	26,599,838	$20,588,991
Cost of sales	17,971,991	14,623,906
Gross profit	8,627,848	5,965,084

Operating expenses:
Selling and marketing expenses	1,725,830	692,252
General and administrative expenses	1,306,653	742,775
Research and development costs	722,331	619,380
Total operating expenses	3,754,814	2,054,407

Operating Income	4,873,034	3,910,678

Other income (expenses):
Interest expenses	(571,973)	(523,939)
Interest income	4,857	8,566
Other income (expenses), net	9,358	36,632
Total other expenses, net	(557,758)	(478,741)

Income before income taxes	4,315,276	3,431,937

Income tax provision	628,372	488,525

Net income	3,686,904	$2,943,412
Net income attributable to non-controlling interests	39,219	31,447

Net income attributable to ZK International Group Co., Ltd.	3,647,684	$2,911,965

Net income	3,686,904	$2,943,412

Other comprehensive loss:
Foreign currency translation adjustment	180,714	(782,893)

Total comprehensive income	3,867,618	2,160,519
Comprehensive income attributable to non-controlling interests	47,005	38,413
Comprehensive income attributable to ZK International Group Co., Ltd.	3,820,613	2,122,106

Basic and diluted earnings per share
Basic	0.29	0.21
Diluted	0.29	0.21
Weighted average number of shares outstanding
Basic	13,147,929	10,166,667
Diluted	13,175,841	10,166,667

ZK International Group Co., Ltd. and Subsidiaries

Consolidated Balance Sheets

As of March 31, 2017 and 2018 (Unaudited)

Balance Sheet	As of March 31,
	2018	2017
	USD	USD
Assets
Current assets
Cash and cash equivalents	2,866,835	$2,308,705
Restricted cash
Accounts receivable, net of allowance for doubtful accounts	27,595,376	14,029,873
Notes receivable	337,046	76,420
Other receivables		2,463,775
Inventories	12,379,704	10,831,964
Advance to suppliers	14,211,330	7,278,889
Deferred tax assets, current portion	288,755	239,309
Total current assets	57,679,046	37,228,935

Property, plant and equipment, net	5,988,442	5,505,493
Intangible assets, net	1,586,104	446,875
Other long-term assets	1,012,380	310,405
TOTAL ASSETS	$66,265,972	$43,491,708
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	778,494	$478,872
Accrued expenses and other current liabilities	3,743,743	1,259,374
Accrued payroll and welfare	340,331	246,771
Advance from customers	2,087,656	1,876,922
Related party payables	9,814,413	2,980,595
Short-term bank borrowings	20,152,169	21,103,137
Notes payable	-
Income tax payable	3,828,865	2,514,097
TOTAL LIABILITIES	$40,745,671	$30,459,768

COMMOTMENTS AND CONTINGENCIES

Equity
Common stock, no par value, 50,000,000 shares authorized, 13,068,346 shares issued and outstanding
Additional paid-in capital	8,668,614	4,093,277
Statutory surplus reserve	1,565,557	936,646
Retained earnings	14,235,225	8,250,377
Accumulated other comprehensive income	853,872	(375,700)
Total equity attributable to ZK International Group Co., Ltd.	25,323,269	12,904,600
Equity attributable to non-controlling interests	197,033	127,341
Total equity	25,520,302	$13,031,941
TOTAL LIABILITIES AND EQUITY	$66,265,972	$43,491,708